July 13, 2005

Mr. Larry Spirgel	Via EDGAR
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR

Re:	eOn Communications Corporation

Form 10-Q for the quarter ended April 30, 2005

Filed June 14, 2005

File No. 0-26399

Dear Mr. Spirgel:

This letter is being submitted in response to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 29, 2005 to Mr. Stephen Bowling, the Chief Financial Officer of eOn Communications Corporation (the “Company”), with respect to the above-referenced report filed pursuant to the Securities Exchange Act of 1934 (the “Reports”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we set forth each comment from your comment letter in italic typeface and included the Company’s response below it. All page references are to pages of the attachment (the “Attachment”) to this letter, the content of which eOn proposes to incorporate as amendments to the Reports upon resolution of all comments set forth in your original letter (the “Amendments”).

Part I. Item 4. Controls and Procedures, page 18

1. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of “disclosure controls and procedures” because you chose to pair the conclusion with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.

Response:

The Company will amend its Form 10-Q to include a statement to clarify the scope of information considered to make their conclusions. We will also amend our Form 10-Q to clarify our communication

Mr. Larry Spirgel

July 13, 2005

of disclosure controls and procedures to our certifying officers to allow them to make timely decisions regarding required disclosures. The amended text begins on page 1 of the Attachment.

Exhibit 31

2. We note that paragraph 4(c) of your officers’ certifications discusses your “second fiscal quarter” rather that the quarter covered by your April 30, 2005 Form 10-Q, as required by the form in Item 601(b)(31) of Regulation S-K. Also, you refer to your “annual” report in the first paragraph in the certification. Please amend your Form 10-Q to provide Rule 13a-14(a) certifications that conform exactly to the form provided in Item 601(b)(31). Please note that you must amend your Form 10-Q in its entirety when you provide new certifications.

Response:

The Company will amend its Form 10-Q for the quarter ended April 30, 2005 to remove references to the “second fiscal quarter” and to “annual”. Additionally, the Company will ensure that the Rule 13a-14(a) certifications conform with the form provided by Regulation S-K Item 601(b)(31). The amended text begins on page 2 of the Attachment.

If you have any questions regarding the information set forth in this letter, please feel free to call the undersigned at (901) 577-8114 or Mr. Stephen Bowling at 770 423-2322. As discussed above, upon resolution of all SEC comments, eOn will file amendments to the Reports as proposed in this letter.

Sincerely,

/s/ Jackie G. Prester
Jackie G. Prester

cc:	Mr. Stephen Bowling, Chief Financial Officer, eOn

ATTACHMENT

Item 4. – Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, April 30, 2005 (the “Evaluation Date”), we carried out an evaluation, under the supervision and with the participation of the Company management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date.

Changes in internal control over financial reporting. There were changes in internal control over financial reporting that occurred during the three month period ending April 30, 2005 to remediate the ineffective disclosure controls and procedures described in the January 31, 2005 10-Q that materially affected the Company’s internal control over financial reporting as follows:

1.	The Company hired a new Controller

2.	All inter-company accounts receivable and accounts payable are reconciled monthly

3.	The Cortelco Shanghai Quarterly U.S. GAAP financial worksheet segregates the accounts receivable and accounts payable with eOn as separate line items.

4.	The Chief Financial Officer reviews each specific consolidation elimination entry.

In addition, as part of our ongoing plan to improve internal controls at Cortelco Shanghai we implemented the following internal controls during the first and second quarter:

1.	All balance sheet accounts are reconciled on a monthly basis;

2.	Management has implemented numerous control reports that are approved by the controller and Chief Financial Officer on a monthly basis, and

3.	Management is in the process of documenting all policies and procedures for the Cortelco Shanghai operations. While this is an ongoing process we believe that the above mentioned measures will improve the reliability of Cortelco Shanghai’s internal control structure.

4.	The Cortelco Shanghai Financial Reporting Manager and Controller created a revenue recognition guideline matrix for all the different contract types in China. The Chief Financial Officer reviewed and approved the Guidelines, and

5.	eOn US has increased its oversight of the Cortelco Shanghai financial statements in that they are prepared by the Cortelco Shanghai Financial Reporting Manager and reviewed by the eOn Controller and eOn Chief Financial Officer.

ATTACHMENT

Exhibit 31

CERTIFICATIONS OF PERIODIC REPORT

PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, David S. Lee, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of eOn Communications Corporation (“Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: July 13, 2005	/s/ David S. Lee
David S. Lee Chief Executive Officer

ATTACHMENT

CERTIFICATIONS OF PERIODIC REPORT

PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Stephen R. Bowling, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of eOn Communications Corporation (“Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: July 13, 2005	/s/ Stephen R. Bowling
Stephen R. Bowling Chief Financial Officer

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